Exhibit 3.5

AMENDMENT OF THE BYLAWS OF

REGADO BIOSCIENCES, INC.

The Bylaws (the “Bylaws”) of Regado Biosciences, Inc. (the “Corporation”), are hereby amended as follows:

1. Corporate Name. The name of the Corporation is “Regado Biosciences, Inc.” All references to “Quartet Biosciences, Inc.” are replaced with “Regado Biosciences, Inc.”

2. Special Meetings of Stockholders. Article II, Section 4 of the Bylaws is deleted in its entirety and replaced with the following:

Section 4. Special Meetings. Special meetings of the stockholders for any purpose or purposes may be called at any time by the President or by order of the Board of Directors, and will be called by the President or by order of the Board of Directors upon the written request of (i) any member of the Board of Directors, or (ii) the holder or holders of at least 10% of all the shares of capital stock entitled to vote at the meeting, or (iii) the holder or holders of at least 25% of all the shares of Preferred Stock outstanding.

3. Number of Board of Directors. Article III, Section 2 of the Bylaws is deleted in its entirety and replaced with the following:

Section 2. Number, Term and Qualification. The number of Directors of the Corporation will not be less than six (6) nor more than ten (10) members, with the number of Directors within such range established as described in the certificate of incorporation of the Corporation and each Director elected as described in the certificate of incorporation of the Corporation. Each Director shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until his death, resignation, or removal pursuant to these bylaws. Directors need not be residents of the State of Delaware or stockholders of the Corporation.

4. Committees. Article V, Section 1 of the Bylaws is deleted in its entirety and replaced with the following:

Section 1. Designation of Committees. The Board of Directors may, by resolution passed by a majority of all members of the Board of Directors, designate one or more committees, each committee to consist of one or more directors of the Corporation, including (i) at least one director designated by holders of the Corporation’s Series A Preferred Stock, and (ii) at least one director designated by holders of the Corporation’s Series B Preferred Stock. The Board of Directors shall designate a Compensation Committee consisting of directors who are not employed by the Corporation in a non-Director capacity, to approve compensation packages for the President, Chief Executive Officer and other key employees of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

Any such committee, to the extent provided in these bylaws or in the resolution of the Board of Directors establishing the same, will have and may exercise ail the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation; provided, however, that no such committee will have the power or authority (i) to approve or adopt, or recommend to the stockholders of the Corporation, any action or matter expressly required by the General Corporation Law of the State of Delaware to be submitted to the stockholders of the Corporation for approval, or (ii) adopt, amend, or repeal any bylaw of the Corporation. Such committee or committees will have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Adopted by the Board of Directors and the shareholders of the Corporation on July 27, 2005.

/s/ Christopher Rusconi
Christopher Rusconi, Secretary